SECURI 06003608 ISSION

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SEC FILE NUMBER
8- 51849

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
NYPPE, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
55 Old Field Point Road
(No. and Street)

Greenwich (City) Connecticut (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Laurence Allen 203-422-5000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
HALPERN & ASSOCIATES, LLC
(Name — *if individual, state last, first, middle name*)

143 WESTON ROAD (Address) WESTON (City) CONNECTICUT (State) 06883 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Laurence Allen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NYPPE, LLC, as of Decemberer 31, 19 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Title

CHESSE L. DORE
NOTARY PUBLIC, State of Connecticut
Qualified in Fairfield County
My Commission Expires September 30, 2009

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NYPPE, LLC

CONTENTS

Halpern & Associates, LLC

Certified Public Accountants and Consultants

143 Weston Road • Weston, CT 06883 • (203)227-0313 • FAX (203)226-6909 • Info@Halpernassoc.com

INDEPENDENT AUDITORS' REPORT

To the Members of
NYPPE, LLC

We have audited the accompanying statement of financial condition of NYPPE, LLC (the "Company"), as of December 31, 2005 and the related statements of income, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of NYPPE, LLC as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 to 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Halpern & Associates, LLC

Weston, Connecticut
February 15, 2006

NYPPE, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$ 458,762
Receivable from clearing broker	139,576
Receivable from affiliate	38,464
Due from member	48,752
Furniture and leasehold improvements at cost, net of accumulated depreciation of $12,492	17,000
Other Assets	3,300
TOTAL ASSETS	$ 705,854

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accrued expenses and other liabilities	$ 74,490
Due to affiliate	3,361
TOTAL LIABILITIES	77,851
MEMBER'S EQUITY	628,003
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 705,854

The accompanying notes are an integral part of this statement.

NYPPE, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUE		
Commission Income		$ 3,116,601
EXPENSES		
Compensation and benefits	$1,291,798	
Professional fees and consultants	203,450	
Regulatory and clearing fees	169,580	
Office expenses and occupancy	157,408	
Communications	84,419	
Payroll taxes	64,659	
Marketing and promotion	34,279	
Postage and delivery	14,368	
Depreciation	11,304	
Miscellaneous	3,634	
TOTAL EXPENSES		2,034,899
NET INCOME BEFORE EXRAORDINARY EXPENSES		$ 1,081,702
EXTRAORDINARY EXPENSES		26,352
NET INCOME		$ 1,055,350

The accompanying notes are an integral part of this statement.

NYPPE, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2005

Member's Equity - January 1, 2005	$ 600,052
Net Income	1,055,350
Capital withdrawals	(1,027,399)
Member's Equity - December 31, 2005	$ 628,003

The accompanying notes are an integral part of this statement.

NYPPE, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income		$1,055,350
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	$ 11,304	
(Increase) decrease in operating assets:		
Receivable from clearing broker	(24,175)	
Receivable from affiliate	34,512	
Due from member	(162,341)	
Increase (decrease) in operating liabilities:		
Accrued expenses and other liabilities	(203,120)	
Due to affiliate	3,361	
TOTAL ADJUSTMENTS		(340,459)
NET CASH PROVIDED BY OPERATING ACTIVITIES		714,891
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital withdrawals		(1,027,399)
NET DECREASE IN CASH & CASH EQUIVALENTS		(312,508)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		771,270
CASH AND CASH EQUIVALENTS AT END OF THE YEAR		$ 458,762

The accompanying notes are an integral part of this statement.

NYPPE, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2005

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

NYPPE, LLC (the "Company") was organized in Delaware and is registered with the Securities and Exchange Commission and the National Association of Securities Dealers as a broker/dealer as of December 1999. The Company is a wholly-owned subsidiary of NYPPE Holdings, LLC ("Holdings").

The Company was organized primarily to originate, place and act as an agent for private equity and bond securities; and provide advisory services in connection with mergers, consolidations, acquisitions, secondary private placements or other similar transactions.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction. The Company's policy is to continuously monitor its exposure to market and counterparty risk.

2. SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period. Actual results could differ from those estimates.

The Company records securities transactions and related revenues and expenses on a trade date basis. Security transactions and financing with the clearing broker are classified as operating activities on the statement of cash flows since this is the Company's principal business.

Investments in non-marketable securities are carried at cost, less any valuation allowance deemed necessary by management.

Depreciation is provided for on accelerated methods over the estimated useful lives of the related property.

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America.

3. PROVISION FOR INCOME TAXES

The Company is recognized as a Limited Liability Company (an "LLC") by the Internal Revenue Service. As an LLC, the Company is not subject to income taxes. The Company's income or loss is reportable by its member on its tax return.

4. ADVANCES TO EMPLOYEES

Included in other assets are advances to employees in the normal course of business against future commissions.

5. RELATED PARTY TRANSACTIONS

Included in other assets are investments in partnerships that are managed by a related entity. These investments are stated at the cost of $38,464.

The Company has an administrative services agreement with Holdings based upon an allocation methodology as prescribed in the agreement. Under this agreement, Holdings provides office space, furniture, communication equipment, and other administrative services to the Company. Fees related to this agreement are reassessed by Holdings on a quarterly basis.

6. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no customer accounts.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $520,487, which exceeded the minimum requirement of $50,000 by $470,487. The Company's ratio of aggregate indebtedness to net capital was .14 to 1.

8. WARRANT FEES AND INVESTMENTS

In its normal course of business, the Company receives common stock warrants as fees for financial services. The Company expects to continue to receive warrants, representing the right to purchase equity, in companies for which financial services are provided as recurring fee based revenue. Warrants are then awarded to employees in accordance with a vesting schedule as determined by management.

NYPPE, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15C3-1

DECEMBER 31, 2005

CREDITS		
Total member's capital		$ 628,003
DEBITS		
Receivable from affiliates	$ 38,464	
Due from member	48,752	
Fixed assets	17,000	
Other assets	3,300	
TOTAL DEBITS		107,516
NET CAPITAL		520,487
Minimum net capital requirement		50,000
EXCESS NET CAPITAL		$ 470,487
AGGREGATE INDEBTEDNESS		
Accrued expenses and other liabilities		74,490
Due to affiliate		3,361
TOTAL AGGREGATE INDEBTEDNESS		$ 77,851

Ratio of aggregate indebtedness to net capital .14 TO 1

RECONCILIATION OF ORIGINAL FOCUS REPORT TO AMENDED FILING

Original Net Capital reported	$ 496,956
Audit adjustments that increased expenses	(30,279)
Audit adjustments that decreased non-allowable assets and liabilities	53,810
Amended Net Capital	$ 520,487

STATEMENT PURSUANT TO PARAGRAPH (d)(4) of RULE 17a-5

There are no material differences between the above computation and the computation included in the Company's corresponding amended unaudited Form X-17A-5 Part IIA filing.

NYPPE, LLC

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

FOR THE YEAR ENDED DECEMBER 31, 2005

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

See the accompanying Independent Auditors' Report

Halpern & Associates, LLC
Certified Public Accountants and Consultants
143 Weston Road • Weston, CT 06883 • (203)227-0313 • FAX (203)226-6909 • Info@Halpernassoc.com

ACCOUNTANT'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Members of
NYPPE, LLC

In planning and performing our audit of the financial statements of NYPPE, LLC (the "Company"), for the year ended December 31, 2005, we considered its internal control s including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion of the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5 (g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of NYPPE, LLC to achieve all the divisions and duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be place on surveillance by management.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies, which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934, and is not intended to be and should not be used by anyone other than these specified parties.

Halpern & Associates, LLC

Weston, Connecticut
February 15, 2006